Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-3 No. 333-16624) and related Prospectus of Monotype Imaging Holdings Inc. for the registration of 2,968,017 shares of its common stock and to the incorporation by reference therein of our reports dated March 5, 2010, with respect to the consolidated financial statements and schedule of Monotype Imaging Holdings Inc., and the effectiveness of internal control over financial reporting of Monotype Imaging Holdings Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

November 15, 2010